

May 30, 2014

Via E-mail
Mr. David A. Martin
Chief Financial Officer
Aegion Corporation
17988 Edison Avenue
Chesterfield, MO 63005

> **Re:** **Aegion Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-35328**

Dear Mr. Martin:

We have reviewed your response letter dated May 9, 2014, and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Goodwill, page 49

1. Based on your response to prior comment 1, it appears you are aggregating Fyfe North America, Fyfe Asia and Fyfe Latin America into a single reporting unit because they have similar economic interests based on ASC 350-20-35-35, which refers to the criteria in ASC 280-10-50-11. Please provide us with an analysis that includes historical revenues, gross profit margins, and operating profits for all three Fyfe reporting units, along with any other information you believe would be useful to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief